FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.
(Registrant)

Date April 27, 2005	By:	/s/ Douglas A. Ball

Douglas A. Ball
Chief Financial Officer

210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Announces 2005 First Quarter Results

CALGARY, AB, -— April 27, 2005 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced its financial results and highlights for the three-month period ending March 31, 2005.

First Quarter Highlights

•	Received approval to commence a Phase I combination REOLYSIN®/radiation clinical study in the U.K.

•	Received clearance to commence a Phase I/II recurrent malignant gliomas (brain cancer) clinical study in the U.S.

•	Subsequent to the quarter end, received clearance to commence a Phase I systemic (intravenous) administration clinical study in the U.S.

•	Exited the quarter with cash resources of $34.7 million that is expected to fund planned activity through 2007.

“During the quarter, we improved our cash resources while significantly expanding our clinical program for REOLYSIN® as a potential cancer therapeutic,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Oncolytics is currently conducting or has permission to commence five clinical trials investigating the use of REOLYSIN® in the United States, the United Kingdom and Canada.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) as at and for the three months ended March 31, 2005 and 2004, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in Oncolytics’ annual report for the year ended December 31, 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, the Company’s expectation regarding the adequacy of its existing capital resources, and the Company’s expectations as to the success of its research and development programs in 2005 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since its inception in April of 1998, Oncolytics Biotech Inc. (the “Company”) has been a development stage company and has focused its research and development efforts on the development of REOLYSIN®, its potential cancer therapeutic. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until, if and when, its cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.

Highlights

During the first quarter of 2005, the Company’s net loss was $2,377,049 compared to $2,676,236 for the first quarter of 2004. The decrease in the Company’s net loss primarily reflects a decrease in manufacturing and related process development expenses. In the first quarter of 2004, the Company was incurring expenses associated with manufacturing technology transfer and process development costs. In the first quarter of 2005, these costs have been reduced with the focus on product manufacturing.

The reduction in manufacturing and related process development costs have been offset by an increase in the Company’s clinical trial expenses associated with its ongoing and recently approved clinical trial studies.

The Company continued to receive cash proceeds from the exercise of warrants from previously closed financings. In the first quarter of 2005, $3,075,887 was received from the exercise of warrants. The Company exited the first quarter of 2005 with cash and cash equivalents (including short-term investments) of $34,712,838 compared to $33,919,223 as at December 31, 2004.

RESULTS OF OPERATIONS

Net loss for the three month period ended March 31, 2005 was $2,377,049 compared to $2,676,236 for 2004. The changes in the Company’s net loss were due to the following:

Research and Development Expenses (“R&D”)

	2005	2004
	$	$

Manufacturing and related process development expenses	812,214	1,376,430
Clinical trial expenses	232,348	125,645
Pre-clinical trial and research collaboration expenses	236,190	178,960
Other R&D expenses	349,512	273,362

Research and development expenses	1,630,264	1,954,397

For the first quarter of 2005, R&D decreased to $1,630,264 compared to $1,954,397 for the first quarter of 2004. The decrease in R&D was due to the following:

Manufacturing & Related Process Development Expenses (“M&P”)

	2005	2004
	$	$

Product manufacturing expenses	775,635	857,269
Technology transfer expenses	—	167,880
Process development expenses	36,579	351,281

Manufacturing and related process development expenses	812,214	1,376,430

During the first quarter of 2005, the Company’s product manufacturing expenses decreased to $775,635 compared to $857,269 for the first quarter of 2004. In January 2005, the Company extended its manufacturing agreement with Cobra Biomanufacturing Plc (“Cobra”) to provide additional cGMP production and clinical trial supply material for the Company’s clinical trial program. The value of this agreement is in excess of $1,725,000 (contracted in pounds sterling) as it contemplates multiple production runs over the remainder of 2005. These production runs will be used to supply the Company’s existing and planned clinical trial program, and collaborative research program.

In the first quarter of 2004, the Company entered into an agreement with Cobra to commence the manufacturing of REOLYSIN® and therefore incurred expenses associated with the transfer of the Company’s manufacturing technology. This transfer was completed in 2004; consequently the Company did not incur technology transfer expenses in the first quarter of 2005.

During the first quarter of 2005, the Company incurred process development expenses of $36,579 compared to $351,281 in the first quarter of 2004. Process development activity on the existing manufacturing process was largely completed in 2004. The Company expects to continue to incur process development costs as it looks to begin studies to continue to improve process yields.

Clinical Trial Programs

	2005	2004
	$	$

Direct clinical trial expenses	232,348	125,645

During the first quarter of 2005, the Company’s direct clinical trial expenses increased to $232,348 compared to $125,645 in the first quarter of 2004. This increase reflects enrollment in the U.K. systemic clinical study which had not started in the first quarter of 2004, and initiation costs associated with newly approved studies.

The Company expects its clinical trial expenses to continue to increase for the remainder of 2005. Patient enrollment for the U.K. radiation co-therapy clinical trial and the two U.S. clinical trials is expected to commence in 2005. The Company expects to continue with patient enrollment in the U.K. systemic clinical trial and the Canadian malignant glioma clinical trial.

Pre-Clinical Trial and Research Collaboration Expenses

	2005	2004
	$	$

Research collaboration expenses	183,423	46,419
Pre-clinical trial expenses	52,767	132,541

Pre-clinical trial expenses and research collaborations	236,190	178,960

During the first quarter of 2005, the Company’s research collaboration expenses increased to $183,423 compared to $46,419 in the first quarter of 2004. The Company incurs research collaboration expenses as it continues to investigate the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation and the possibility of new uses for the reovirus in therapy. These expenses will fluctuate from period to period depending on the progress of these collaborations.

During the first quarter of 2005 the Company’s pre-clinical trial expenses decreased to $52,767 compared to $132,541 in the first quarter of 2004. The frequency of the Company’s pre-clinical studies change from period to period as the Company moves through its clinical trial program. As well, depending on the results of the Company’s research collaborations, the Company may increase its pre-clinical trial activity.

Operating Expenses

	2005	2004
	$	$

Public company related expenses	518,104	462,018
Office expenses	238,212	234,784

Operating expenses	756,316	696,802

During the first quarter of 2005, the Company’s operating expenses increased to $756,316 compared to $696,802 in the first quarter of 2004. The Company’s regulatory filing fees associated with its annual report were incurred in the first quarter of 2005 while in 2004 these costs were incurred in the second quarter of 2004.

Commitments

As at March 31, 2005, the Company has committed to payments totaling $1,027,548 for activities primarily related to product manufacturing and ongoing research collaborations. The Company anticipates that these committed payments will occur in 2005. All of these committed payments are considered to be part of the Company’s normal course of business.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at March 31, 2005, the Company had cash and cash equivalents (including short-term investments) and working capital positions (current assets less current liabilities) of $34,712,838 and $33,902,264 respectively compared to $33,919,223 and $33,268,097 respectively for December 31, 2004. The increase in the first quarter of 2005 reflects the cash inflow from the exercise of warrants that raised $3,075,887. Cash outflows during the period arose from research and development expenses, operational expenses, and intellectual property expenditures.

The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. The Company presently anticipates that its average cash usage for 2005 will be approximately $1,000,000 per month and its existing capital resources are adequate to fund its current plans for research and development activities through 2007. Factors that will affect the Company’s anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the U.S. National Cancer Institute’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that the Company would have the ability to raise funds when required.

Capital Expenditures

During the first quarter of 2005 the Company spent $297,396 on intellectual property compared to $130,540 in the first quarter of 2004. The difference relates to variances in filing fees on existing patent applications.

Investing Activities

Under its Investment Policy, the Company is permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. As at March 31, 2005, the Company invested $26,249,162 under this policy and is currently earning interest at an effective annual rate of 3.22%.

SUMMARY OF QUARTERLY RESULTS

     The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2005	2004				2003
	March	Dec.	Sept.	June	March	Dec.	Sept.	June
Revenue(1)	245	205	194	183	117	127	102	41
Net loss(2), (5)	2,377	3,992	3,096	3,192	2,676	1,696	1,823	3,911
Basic and diluted loss per common share(2), (5)	$0.07	$0.14	$0.11	$0.11	$0.10	$0.06	$0.07	$0.17
Total assets(3), (6)	40,519	39,489	29,471	31,221	25,435	26,051	21,532	18,815
Total cash(4), (6)	34,713	33,919	23,806	25,522	20,298	20,753	15,843	13,486
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share between March 2005 and June 2003 is a quarterly gain (loss) on sale of investment of $765, $nil, ($12,817), ($646), $47,648, $264,453, $nil, and ($2,156,685), respectively.

(3)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share between March 2005 and June 2003 are quarterly stock based compensation expenses of $13,375, $1,870,596, $48,878, $734,670 $5,426, $490,364, $437,554 and $68,318, respectively.

(6)	The Company issued 768,972 commons shares for cash proceeds of $3,075,887 in 2005 (2004 – 4,685,775 common shares for $23,495,961 and 2003 – 5,062,978 common shares for $16,004,981). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004).

(7)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.

OTHER MD&A REQUIREMENTS

The Company has 32,686,748 common shares outstanding at April 26, 2005. If all of the Company’s warrants and options were exercised the Company would have 38,003,358 common shares outstanding.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Oncolytics Biotech Inc.

BALANCE SHEETS

As at

	March 31,	December 31,
	2005	2004
	$	$
	(unaudited)	(unaudited)

ASSETS
Current
Cash and cash equivalents	8,463,676	12,408,516
Short-term investments [note 3]	26,249,162	21,510,707
Accounts receivable	40,584	47,767
Prepaid expenses	416,127	250,365

	35,169,549	34,217,355

Capital assets	5,349,332	5,259,286

Investments [note 3]	—	12,000

	40,518,881	39,488,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,267,285	949,258

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares
Issued: 32,684,468 (December 31, 2004 – 31,915,496)	70,047,404	66,643,325
Warrants [note 2]	3,019,438	3,347,630
Contributed surplus	6,362,514	6,349,139
Deficit	(40,327,760)	(37,950,711)

	39,101,596	38,389,383

	40,518,881	39,488,641

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

For the three month periods ended March 31,

			Cumulative
			from inception
			on April 2,
			1998 to March
	2005	2004	31, 2005
	$	$	$
	(unaudited)	(unaudited)	(unaudited)

Revenue
Rights revenue	—	—	310,000
Interest income	244,658	117,356	3,030,398

	244,658	117,356	3,340,398

Expenses
Research and development	1,630,264	1,954,397	25,156,792
Operating	756,316	696,802	10,762,110
Stock based compensation [note 2]	13,375	5,426	3,711,370
Foreign exchange loss	16,566	5,592	376,536
Amortization	205,951	179,023	2,867,797

	2,622,472	2,841,240	42,874,605

Loss before the following:	2,377,814	2,723,884	39,534,207

Gain on sale of BCY LifeSciences Inc. [note 3]	(765)	(47,648)	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685

Loss before taxes	2,377,049	2,676,236	41,391,489

Capital tax	—	—	51,271

Future income tax recovery	—	—	(1,115,000)

Net loss for the period	2,377,049	2,676,236	40,327,760

Deficit, beginning of period	37,950,711	24,994,592	—

Deficit, end of period	40,327,760	27,670,828	40,327,760

Basic and diluted loss per share	0.07	0.10

Weighted average number of shares (basic and diluted)	32,267,528	27,255,740

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the three month periods ended March 31,

			Cumulative
			from inception
			on April 2, 1998
			to March 31,
	2005	2004	2005
	$	$	$
	(unaudited)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Net loss for the period	(2,377,049)	(2,676,236)	(40,327,760)
Deduct non-cash items Amortization	205,951	179,023	2,867,797
Stock based compensation	13,375	5,426	3,711,370
Gain on sale of BCY LifeSciences Inc.	(765)	(47,648)	(299,403)
Foreign exchange loss	30,479	—	296,461
Cancellation of contingent payment obligation settled in common shares	—	—	150,000
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685
Future income tax recovery	—	—	(1,115,000)
Net changes in non-cash working capital	166,445	1,140,583	674,678

	(1,961,564)	(1,398,852)	(31,885,172)

INVESTING ACTIVITIES
Purchase of intellectual property	(297,396)	(130,540)	(3,921,031)
Purchase of other capital assets	(5,598)	(1,598)	(531,800)
Purchase of short-term investments	(5,207,879)	(245,266)	(30,096,666)
Redemption of short-term investments	443,745	1,000,000	3,557,745
Investment in BCY LifeSciences Inc.	7,965	131,650	464,602
Investment in Transition Therapeutics Inc.	—	—	2,532,343

	(5,059,163)	754,246	(27,994,807)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	150,000
Proceeds from exercise of warrants and stock options	3,075,887	944,745	14,658,168
Proceeds from private placements	—	—	22,741,983
Proceeds from public offerings	—	—	30,793,504

	3,075,887	944,745	68,343,655

Increase (decrease) in cash and cash equivalents during the period	(3,944,840)	300,139	8,463,676

Cash and cash equivalents, beginning of the period	12,408,516	2,641,127	—

Cash and cash equivalents, end of the period	8,463,676	2,941,266	8,463,676

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 (unaudited)

1. ACCOUNTING POLICIES

These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information for as at and for the year ended December 31, 2004 has been derived from the Company’s audited financial statements.

The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.

2. SHARE CAPITAL

Authorized:

Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250

Issued for cash pursuant to April 7, 2004 private placement	1,077,100	5,924,050	646,260	1,028,631

Issued for cash pursuant to pursuant to November 23, 2004 public offering	1,504,000	8,693,120	864,800	1,521,672

Issued pursuant to cancellation of contingent payment	21,459	150,000	—	—

Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)

Expired warrants	—	2,827	(6,700)	(2,827)

Exercise of options	197,500	778,951	—	—

Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Exercise of warrants	768,972	3,404,079	(768,972)	(328,192)

Balance March 31, 2005	32,684,468	70,047,404	2,086,368	3,019,438

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 (unaudited)

The following table summarizes the Company’s outstanding warrants as at March 31, 2005:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During the	During the	Outstanding,	Contractual
Price	the Period	Period	Period	Period	End of Period	Life (years)

$4.00	768,972	—	768,972	—	—	—
$5.00	45,558	—	—	—	45,558	0.04
$6.25	529,750	—	—	—	529,750	0.04
$7.00	107,710	—	—	—	107,710	0.50
$7.06	112,800	—	—	—	112,800	1.15
$7.75	538,550	—	—	—	538,550	0.50
$8.00	752,000	—	—	—	752,000	2.65

	2,855,340	—	768,972	—	2,086,368	1.18

Stock Based Compensation

As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $13,375 (March 31, 2004 – $5,426) for the period with respect to the vesting of options issued in prior periods with an offsetting credit to contributed surplus.

3. INVESTMENTS

During the three month period ending March 31, 2005, the Company sold 120,000 (March 31, 2004 - 676,945) of its BCY LifeSciences Inc. (“BCY”) shares for net cash proceeds of $7,965 (March 31, 2004 – $131,650) recording a gain on sale of investment of $765 (March 31, 2004 – $47,648). As at March 31, 2005, the Company still owned 80,000 common shares of BCY with a book value of $4,800. These common shares will be released from escrow in February 2006, consequently the remaining investment in BCY has been reclassified as a short-term investment.

4. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s presentation.

5. SUBSEQUENT EVENT

On April 14, 2005, 529,750 warrants with an exercise price of $6.25 and 43,278 broker warrants with an exercise price of $5.00 expired unexercised. These warrants were issued as part of the Company’s October 14, 2003 public offering.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Doug Ball, CFO 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 www.oncolyticsbiotech.com	For Canada: The Equicom Group Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 mail@investorrelationsgroup.com